Exhibit 3.1

RESTATED ARTICLES OF INCORPORATION
(PURSUANT TO NRS § 78.403)

Pursuant to the provisions of Section 78.403 of the Nevada Revised Statutes (the "NRS"), Index Oil and Gas Inc. (the “Corporation”) adopts the following Restated Articles of Incorporation, which accurately copy the Articles of Incorporation and all amendments thereto that are in effect to date. These Restated Articles of Incorporation contain no other change in any provision thereof except as allowed by Section 78.403 of the NRS. These Restated Articles of Incorporation are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on August 12, 2008. The Articles of Incorporation of the Corporation filed with the Secretary of State of the State of Nevada, as amended to date, are hereby superseded by these Restated Articles of Incorporation.

The Restated Articles of Incorporation are as follows:

ARTICLE ONE

The name of Corporation is Index Oil and Gas Inc.

ARTICLE TWO

[Omitted pursuant to NRS § 78.403(3)(c)]

ARTICLE THREE

The aggregate number of shares that the Corporation shall have authority to issue is Five Hundred Ten Million (510,000,000) shares of capital stock consisting of Five Hundred Million (500,000,000) shares of common stock, $0.001 par value per share (the “Common Stock”) and Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

The authority to issue the Preferred Stock shall be vested in the board of directors. The board of directors, without shareholder action, may amend the Corporation’s Articles of Incorporation pursuant to Section 78.195 and Section 78.1955 of the Nevada Revised Statues to:

(i) create one or more series of the Preferred Stock, fix the number of shares of each series, and designate, in whole or part, the preferences, limitations, and relative rights of the series, all before the issues of any shares of that series;

(ii) alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly unissued series of Preferred Stock; or

(iii) increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series, provided that the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the Preferred Stock available for designation as part of the series.

The preferences, limitations, and relative rights of the Preferred Stock or any series of the Preferred Stock may include, but is not limited to, the Preferred Stock that (a) has special, conditional or limited voting rights, or no right to vote; (b) is redeemable or convertible; (c) entitles the holders to distributions calculated in any manner, including dividends that may be cumulative, non-cumulative, or partially cumulative; (d) and the Preferred Stock that has preference over the Common Stock with respect to distributions, including dividends and distributions upon the dissolution of the corporation. The above-described authority of the board of directors to fix and determine may be exercised by corporate resolution from time to time as the board of directors sees fit.

ARTICLE FOUR

[Omitted pursuant to NRS § 78.403(3)(b)]

ARTICLE FIVE

The purpose of this Corporation shall be to engage in any lawful activity.

ARTICLE SIX

[Omitted pursuant to NRS § 78.403(3)(a)]

ARTICLE SEVEN

[Omitted pursuant to NRS § 78.403(3)(a)]

IN WITNESS WHEREOF, the undersigned officer has caused these Restated Articles of Incorporation to be executed on August 12, 2008.

By:	/s/ Lyndon West
Lyndon West
President

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